FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of April 2000

                                A.C.L.N. LIMITED
                              (Name of Registrant)

                              Mechelsesteenweg 166
                             B-2018 Antwerp, Belgium
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

          Yes |_|       No |X}

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

      Attached hereto are copies of the 1999 Annual Report to Stockholders, A.C.L.N. Limited, a Cyprus corporation (the "Company"), which was distributed to stockholders in connection with the Annual Meeting held on April 28, 2000.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           A.C.L.N. LIMITED


Date: May 12, 2000                         By: /s/ Joseph J. H. Bisschops
                                               ----------------------------
                                               Name: Joseph J. H. Bisschops
                                               Title: Chairman of the Board

                                INDEX TO EXHIBITS

Exhibit                                                     Sequential Page No.
-------                                                     -------------------

   A             1999 Annual Report to Stockholders

                                A.C.L.N. Limited

                               1999 Annual Report

                                       to

                                  Stockholders

                                 April 17, 2000

                                  Summary Data

Executive
Office:             166 Mechelse Steenweg
                    2018 Antwerp
                    Belgium

Officers:           Joseph J.H. Bisschops                       Chairman of the Board and Managing
                                                                Director
                    Aldo Labiad                                 President, Chief Executive Officer and Chief
                                                                Operating Officer
                    Alex de Ridder                              Vice President and Chief Financial Officer

Directors:          Joseph J.H. Bisschops, Chairman                     Earl Gould
                    Aldo Labiad                                         Charles L. Brock
                    Alex de Ridder                                      Marina Savva
                    Michael S. Doherty

Auditors:           BDO International, Cyprus

Counsel:            Brock Silverstein LLC, New York, New York

Ordinary
Share Market:       Nasdaq National Market ("ACLNF")

Transfer Agent
and Registrar:      Continental Stock Transfer and Trust Company

                                  ACLN Limited

================================================================================

                                               Consolidated Financial Statements
                                                    Year ended December 31, 1999

                                                                    ACLN Limited

================================================================================

Independent auditors' report                                             3

Consolidated financial statements:
    Balance sheets                                                       4
    Statements of income                                                 5
    Statements of shareholders' equity                                   6
    Statements of cash flows                                             7
    Notes to financial statements                                     8-12

                                                                    ACLN Limited

================================================================================

Independent Auditors' Report

The Board of Directors
ACLN Limited

We have audited the accompanying consolidated balance sheets of ACLN Limited and subsidiary as of December 31, 1998 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States and Cyprus. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACLN Limited and subsidiary as of December 31, 1998 and 1999, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting standards generally accepted in the United States.

                                BDO International

Nicosia, Cyprus
April 7, 2000

                                                                    ACLN Limited

                                                     Consolidated Balance Sheets

================================================================================

                                                                  December 31, 1998       December 31, 1999

-------------------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                              $11,264,950             $13,944,855
 Cash restricted as to withdrawal                                        36,358,280              63,630,117
 Accounts receivable, net of allowance for bad debts of
   $345,483 and $nil                                                      1,487,827               2,400,864
 Deferred expenses                                                               --                 261,762
Furniture and fittings                                                           --                   5,474
Deposits                                                                      6,587                   5,702
-------------------------------------------------------------------------------------------------------------
                                                                        $49,117,644             $80,248,774
=============================================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable and accruals                                           $  516,311             $   884,541
 Amounts due to related parties                                              41,904                  36,272
 Income taxes payable                                                     1,870,767               3,012,615
-------------------------------------------------------------------------------------------------------------
                                                                          2,428,982               3,933,428
-------------------------------------------------------------------------------------------------------------
Commitments
Shareholders' equity:
 Ordinary shares, stated value of C(pounds) 0,01 each,
   8,832,692 (1998: 8,200,000) shares issued and
   outstanding                                                              158,470                 170,112
 Paid-in capital                                                         13,391,955              20,763,972
 Retained earnings                                                       33,108,677              55,320,409
 Accumulated other comprehensive income                                      29,560                  60,853
-------------------------------------------------------------------------------------------------------------
                Total shareholders' equity                               46,688,662              76,315,346
-------------------------------------------------------------------------------------------------------------
                                                                        $49,117,644             $80,248,774
=============================================================================================================

                                                                    ACLN Limited

                                               Consolidated Statements of Income

================================================================================

                                                                          Years ended December 31,
                                                       ------------------------------------------------------
                                                                       1997            1998            1999
-------------------------------------------------------------------------------------------------------------
Sales                                                          $ 52,902,964    $ 81,882,368    $ 97,538,520
Cost of sales                                                    39,835,082      59,698,461      69,325,373
-------------------------------------------------------------------------------------------------------------
            Gross profit                                         13,067,882      22,183,907      28,213,147
Selling, general and administrative expenses                      2,104,857       4,006,888       4,685,127
-------------------------------------------------------------------------------------------------------------
            Income from operations                               10,963,025      18,177,019      23,528,020
-------------------------------------------------------------------------------------------------------------
Other income (expense)
  Interest income                                                     2,003         100,118          46,260
  Interest expense                                                     (10)            (15)              --
-------------------------------------------------------------------------------------------------------------
                                                                      1,993         100,103          46,260
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                       10,965,018      18,277,122      23,574,280
Income taxes                                                        498,044         862,124       1,362,548
-------------------------------------------------------------------------------------------------------------
Net income                                                       10,466,974      17,414,998      22,211,732
-------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss):
  Foreign currency translation adjustments                         (171,222)         73,682          31,293
-------------------------------------------------------------------------------------------------------------
Comprehensive Income                                           $ 10,295,752    $ 17,488,680    $ 22,243,025
=============================================================================================================
Net income per share--basic                                    $       1.50    $       2.29    $       2.66
=============================================================================================================
Net income per share--diluted                                  $       1.50    $       2.29    $       2.62
=============================================================================================================
Weighted average shares outstanding--basic                        7,000,000       7,600,000       8,357,737
=============================================================================================================
Weighted average shares outstanding--diluted                      7,000,000       7,614,728       8,486,128
=============================================================================================================

                                                                    ACLN Limited

                                 Consolidated Statements of Shareholders' Equity

================================================================================

                                                   Capital Stock           Paid-in       Retained     Accumulated           Total
                                                                           Capital       Earnings           Other
                                                                                                    Comprehensive
                                                                                                           income
                                                Number       Amount
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                    1,000,000   $    2,000   $  1,646,425   $  5,569,514     $   127,100    $  7,345,039
Net income                                                       --             --     10,466,974              --      10,466,974
7 for 1 stock split/recapitalization issue   6,000,000      133,790         63,210             --              --         197,000
Capital contribution                                             --      1,000,000             --              --       1,000,000
Cumulative translation adjustment                                --             --             --        (171,222)       (171,222)
Dividend                                                         --             --       (342,809)             --        (342,809)
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                    7,000,000   $  135,790   $  2,709,635   $ 15,693,679     $   (44,122)   $ 18,494,982
Net income                                                       --             --     17,414,998              --      17,4l4,998
Net proceeds from the public offering of
shares (net of offering expenses of
$1,445,000)                                  1,200,000       22,680     10,532,320             --              --      10,555,000
Stock options issued for services                                --        150,000             --              --         150,000
Cumulative translation adjustment                                --             --             --          73,682          73,682
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                    8,200,000   $  158,470   $ 13,391,955   $ 33,108,677     $    29,560    $ 46,688,662
Net income                                                                             22,211,732                      22,211,732
Net proceeds from a private placement of
shares (net of offering expenses of
$861,539)                                      632,692       11,642      7,292,017                                      7,303,659
Stock options issued for services                                           80,000                                         80,000
Cumulative translation adjustment                                                                          31,293          31,293
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                    8,832,692   $  170,112   $ 20,763,972   $ 55,320,409     $    60,853    $ 76,315,346
====================================================================================================================================

                                                                    ACLN Limited

                                            Consolidated Statement of Cash Flows

================================================================================

                                                                      Years ended December 31,
                                                                        1997            1998            1999
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                    $ 10,466,974    $ 17,414,998    $ 22,211,732
  Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                     2,462              --             672
      Stock issued for services                                           --         150,000          80,000
      Changes in assets and liabilities:
        Cash restricted as to withdrawal                         (13,036,468)    (17,972,001)    (27,271,837)
        Accounts receivable                                        1,744,293         243,192        (880,859)
        Deferred expenses                                            212,304       1,103,180        (261,762)
        Accounts payable and accruals                                890,575      (1,089,991)        368,230
        Amounts due to related parties                            (1,361,093)        (37,582)         (5,632)
        Income taxes payable                                         454,271         861,361       1,141,848
------------------------------------------------------------------------------------------------------------
          Net cash (used in) provided by operating activities       (626,682)        673,157      (4,617,608)
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
------------------------------------------------------------------------------------------------------------
  Purchase of fixed assets                                                --              --          (6,146)
------------------------------------------------------------------------------------------------------------
          Net cash provided by investing activities                       --              --          (6,146)
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Capital contribution (notes 4 and 7)                             l,000,000      l0,555,000       7,303,659
  Distribution to shareholders                                      (342,809)             --              --
------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                  657,191      10,555,000       7,303,659
------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                             30,509      11,228,157       2,679,905
Cash and cash equivalents, beginning of period                         6,284          36,793      11,264.950
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                        $     36,793    $ 11,264,950    $ 13,944,855
============================================================================================================
Supplemental cash flow information:
  Income taxes paid                                             $     39,432    $         --    $    189,107
  Interest paid                                                 $         10    $         15    $         --
  Interest received                                             $      2,003    $    100,118    $     46,260
============================================================================================================

                                                                    ACLN Limited

                                      ACLN Limited Notes to Financial Statements

================================================================================

1 Inception and         ACLN Limited was incorporated on February 16, 1993 in
  Principal Activities  Cyprus as Hemswell Holdings Co Limited and later changed its name to ACLN Limited. It remained dormant until January 1, 1995, when it acquired Compagnie Labiad de
                        Navigation S.A.M., a Company incorporated in Monaco. The principal activity of the group is the operation of liner services for the transport of cargo.

2 Significant           Basis of Presentation
  Accounting Policies
                        The accompanying consolidated financial statements include the accounts of ACLN Limited and its wholly-owned subsidiary, Compagnie Labiad de Navigation
                        S.A.M. (collectively the "Company"). All significant intercompany transactions have been eliminated. The financial statements have been prepared on the basis of accounting principles generally accepted in the United
                        States.

                        Revenue Recognition

                        The Company is a facilitator of cargo transport and sales are recorded at the time the shipment in completed.

                        Concentrations of Credit Risk/Cash Restricted as to Withdrawal

                        The Company's trade accounts receivable are collected on its behalf by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the credit risk from individual automobile shippers is considered to be minimal. The shipping agents deposit the proceeds for the benefit of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal in the accompanying balance sheet. The funds are transferred to the Company's bank accounts at the completion of processing by the central banking system in accordance with local currency exchange regulations. Cash Restricted as to Withdrawal deposited with the central banks on behalf of the Company by country are as follows:

                        Country                  December 31,      December 31,
                                                      1998             1999
                        --------------------------------------------------------
                        Angola                   $ 5,381,712        $ 7,608,132
                        Egypt                      5,328,565          6,707,988
                        Guinea                     6,576,064         13,536,832
                        Nigeria                    5,688,089          8,708,277
                        Tunisia                   13,383,850         25,474,021
                        Benin                             --          1,594,867
                        --------------------------------------------------------
                                                 $36,358,280        $63,630,117
                        ========================================================

                                                                    ACLN Limited

                                                   Notes to Financial Statements

================================================================================

                        The company assesses the credit worthiness of shipping agents prior to entering into agency contracts. The company also evaluates the reliability of the central banking systems and the political stability of countries in which it does business prior to arranging a voyage.

                        Allowance for Bad Debts

                        In the normal course of business, the Company rarely has accounts receivable collectibility problems. The Company has established an allowance for bad debts against accounts receivable in connection with special automobile transport contracts entered into in 1995 and before for which the Company has not received payment. A substantial part of these amounts has been collected during 1999. The balance has been written-off as bad debts.

                        Deferred Expenses

                        Direct costs of shipping revenue are deferred until shipment is complete and revenue is recognized.

                        Taxation

                        The provision for income taxes is computed on pretax income based on the current tax law of the relevant tax jurisdiction. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

                        Use of Estimates

                        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        Fair value of Financial Instruments

                        The fair value of financial instruments including cash and cash equivalents, cash restricted as to withdrawal, accounts receivable, accounts payable and income taxes payable approximates the carrying value because of the short term nature of these financial instruments. The fair value of amounts due to related parties cannot be determined because of the nature of the terms.

                                                                    ACLN Limited

                                                   Notes to Financial Statements

================================================================================

                        Stock Option Plan

                        The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB25") and related Interpretations in accounting for its employee stock options. Under APB 25, for options issued to employees, compensation expense is recorded for the excess of market price of the Company's ordinary shares over the exercise price as of the grant date. Options granted to non-employees are recorded at fair value.

                        Foreign Currency Translation

                        Transactions in foreign currencies are recorded using the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains and losses are recorded in the statement of income.

                        For consolidation purposes, assets and liabilities of subsidiaries denominated in foreign currencies are translated into the reporting currency using the rate at the balance sheet date. The statements of income are translated using average rates in effect during the year. Translation adjustments are recorded in a separate component of stockholders' equity.

                        Cash and Cash Equivalents

                        For purposes of the consolidated balance sheets and the statements of cash flows, the Company considers all highly liquid investments having original maturities of three months or less as cash equivalents.

                        Earnings per share

                        Net income per share is computed using net income and the weighted average number of shares outstanding considering the 7 for I stock split/capitalization issue effected in December, 1997. All per share amounts have been retroactively restated to reflect the effects of this share transaction.

                        Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants. As required by the Statement all periods presented have been restated to comply with the provisions of SFAS No. 128.

                                                                    ACLN Limited

                                                   Notes to Financial Statements

================================================================================

                        A reconciliation of shares used in calculating basic and diluted earnings per common share follows.

                        December 31, 1999
                         Basic                                                8,357,740
                         Effect of assumed conversion of stock options          128,388
                                                                              ---------
                         Diluted                                              8,486,128
                                                                              =========

                        Effect of recently issued accounting standards

                        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this statement to have a significant impact on the Company's results of operations or financial position.

3 Taxation              Current income tax expense is comprised of the
                        following:

                                                                    Year ended December 31,
                                                         -----------------------------------------
                                                               1997          1998         1999
                        --------------------------------------------------------------------------
                        Cyprus                             $ 496,351    $  861,361   $1,362,548
                        Monaco                                 1,693           763           --
                        --------------------------------------------------------------------------
                                                           $ 498,044    $  862,124   $1,362,548
                        ==========================================================================

                        The difference between the statutory tax rates and the effective tax rates resulted from the following:


                                                                     Year ended December 31,
                                                         -----------------------------------------
                                                             1997           1998         1999
                        --------------------------------------------------------------------------
                        Tax at statutory rate
                          (Monaco 33%; Cyprus
                          4.25%)                           $ 566,048    $  783,818   $1,007,459
                        Penalties and other                   45,123        78,306      355,089
                        Effect of tax free distribution
                          to shareholders (Note 4)          (113,127)           --           --
                        --------------------------------------------------------------------------
                                                           $ 498,044    $  862,124   $1,362,548
                        ==========================================================================

                                                                    ACLN Limited

                                                   Notes to Financial Statements

================================================================================

4.  Related Party       Monaco tax law allows the imputation of a shareholder
    Transactions        charge against pre tax earnings. Such charges amounted
                        to approximately $342,808, nil and nil in 1997, 1998 and 1999, respectively, and have been accounted for as dividends. Unpaid shareholder charges of $79,486, $41,904 and $36,272 as of December 1997, 1998 and 1999
                        are included in amounts due to related parties.

                        In 1997, one of the Company's shareholders contributed company shares held by it to a joint venture on the Company's behalf in exchange for $1,000,000. The funds received were contributed to the Company and is presented as a capital contribution.

                        A Director of the Company, served as Senior Managing Director and Director of the West Coast operations of Spencer Trask Securities, Inc., which acted as the placement agent during the Private Placement of the Company's shares that took place in October 1999. Notwithstanding this relationship, the Board of Directors believes that the terms of the offering were at least as favorable as could be obtained from an unaffiliated third party

                        A Director of the Company, is a member of the United States councel to the Company.

                        The Company contracts for the use of dock workers or similar port personnel in Antwerp from a local port company. The outstanding capital stock of this company is beneficially owned by the Chairman of the Board of Directors of the Company. This company also provides the Company with office space in Antwerp as part of the per vehicle fee paid by the Company. Notwithstanding this relationship, the Company believes that the terms of services provided by this company are at least as favorable as could be obtained from an unaffiliated third party.

5.  Commitments         The Company leases office space under operating leases
                        that expire within one year. Lease contracts are expected to be renewed at comparable terms. Rent expense amounted to $39,000, $27,000 and $10,000 during the years ended December 31, 1997, 1998 and 1999.

                        The Company has entered into an employment agreement with Joseph Bisschops pursuant to which Mr. Bisschops has agreed to serve as Chairman of the Board of Directors of the Company, through December 31, 2000. The contract is cancellable by either party with three month's notice. The agreement provides for a base salary of $200,000 per annum through the termination of such agreement.

                                                                    ACLN Limited

                                                   Notes to Financial Statements

================================================================================

                        The Company has entered into an employment agreement with Alex de Ridder pursuant to which Mr. De Ridder has agreed to serve as Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer) of the Company, through December 31, 2002. The contract is cancellable by either party with three month's notice. The agreement provides for a base salary of $130,000 per annum.

                        The Company has entered into an employment agreement with Aldo Labiad pursuant to which Mr. Labiad has agreed to serve as President, Chief Executive Officer and Operating Officer, and a Managing Director of the Company during the period from July 1, 1998 through December 31, 2002. The agreement provides for a base salary of $200,000 per annum.

                        The Company has entered into an employment agreement with Christian Payne pursuant to which Mr. Payne has agreed to serve as Vice President of Finance and Investor Relations of the Company starting on April 20, 1999. The agreement provides for a base salary of $100,000 per annum. Mr. Payne's services were terminated on January 31, 2000.

                        Directors who are not officers of the Company are entitled to receive annual fees of $15,000, and the Chairman of the Audit Committee (currently Charles Brock) is entitled to receive and additional fee of $2,000 per month.

6. Geographical         Substantially all the Company's revenues results from
   Information          the shipment of automobiles from Antwerp, Belgium billed
                        to shipping agents located in various destination ports.
                        Sales by region of destination are as follows:

                                                  Years ended December 31,

                                            1997         1998           1999
                        --------------------------------------------------------
                        North Africa   $18,400,000   $38,400,000   $51,400,000

                        Middle East     16,400,000    10,900,000     7,300,000

                        West Africa     18,100,000    32,600,000    38,800,000
                        --------------------------------------------------------
                                       $52,900,000   $81,900,000   $97,500,000
                        ========================================================

                                                                    ACLN Limited

                                                   Notes to Financial Statements

================================================================================

7. Private Placement    On October 1 1999, the Company issued 632,692 shares in
                        a private placement in the United States with net proceeds to the Company of $7,303,659.

                        In connection with the private placement the company issued 61,025 warrants to purchase the company's common stock at $13,38 per share and a further 61,025 warrants to purchase the company's stock at $20,07 per share. The total of 122,050 warrants is exercisable through September 24, 2004. Also, in connection with the company's initial public offering in July 1998, the company issued 122,000 warrants to purchase Company stock at $16,50 per share exercisable through June 26, 2003.

8. Stock Option Plan    In March 1998, the Company adopted a stock option plan
                        (the "Plan") which provides for the grant of options to purchase up to 700,000 ordinary shares to employees, officers, directors and consultants of the Company.
                        Options may be either "incentive stock options" within the meaning of the Internal Revenue Code, or non-qualified options. Incentive stock options may be granted only to employees of the Company, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees of the Company.

                        During 1998, the Company entered into an agreement with a consultant to issue 48,000 options at $7.75, based on the then current market price on the date of the agreement, that vested over a period ending June, 1999. As of December 31, 1999, 48,000 of these options were exercisable. In connection with that agreement the company recorded an expense of $150,000 and $80,000 based on the fair value of the options granted and earned in 1998 and 1999 respectively. None of these options have been exercised as at the date of these financial statements.

                        During 1999, options exercisable for an aggregate of 280,000 ordinary shares have been granted under the Plan to employees of the company, of which options exercisable for an aggregate of 200,000 ordinary shares were granted to Michael Doherty at an exercise price of $6.00, options exercisable for an aggregate of 50,000 ordinary shares were granted to Christian Payne at an exercise price of $ 10.375, and options exercisable for an aggregate of 30,000 ordinary shares were granted to Earl Gould at an exercise price of $l0.375. None of these options have been exercised as at the date of these financial statements.

                        The Company applies Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the Plan. Under APB Opinion 25, no compensation cost is recognized if the exercise price of the Company's employee stock options is equal to or greater than the market price of the underlying stock on the date of

                                                                   ACLN Limited

                                                   Notes to Financial Statements

================================================================================

                        the grant.

                        Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires the Company to provided pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value method prescribed by SFAS 123. The company estimates the fair value of each stock option at the grant date by using the Black-Scholes options-pricing model with the following weighted-average assumptions for options granted in 1999: no dividends paid for the year; expected volatility of 45,8%; risk-free interest rate of 5,01% and expected life of 9,5 years.

                        Under the provisions of SFAS No. 123, the Company's income from continuing operations available to common shareholders and its basic and diluted earning per share would have decreased to the pro forma amounts indicated below:

                                                                    Year ended
                                                                   December 31,
                                                                   ------------
                                                                       1999
                                                                       ----

                        Income from continuing operations

                            Available to common shareholders:

                              As reported                       $   22,211,732

                              Pro forma                         $   21,438,530

                        Basic earnings per share:

                              As reported                       $         2.66

                              Pro forma                         $         2.57

                        Diluted earnings per share:

                              As reported                       $         2.62

                              Pro forma                         $         2.53

                                                                   ACLN Limited

                                                   Notes to Financial Statements

================================================================================

                        The following table contains information on stock options for the year ended December 31, 1999.

                                                                                                   Weighted
                                                                                                   --------
                                                             Option          Exercise price         average
                                                             ------          --------------         -------
                                                             shares          range per share     exercise price
                                                             ------          ---------------     --------------
                                                                                   $                   $
                        Outstanding, December 31, 1998       48,000                     7.75               7.75

                        Granted                             280,000          6.00 to 10.375               7.25

                        Exercised                                --                       --                 --
                                                            -------
                        Outstanding, December 31, 1999      328,000           6.00 to 10.375               7.32
                                                            =======

                        The following table summarises information about stock options outstanding and exercisable at December 31, 1999:

                                                         Weighted
                                                         --------
                                                          average     Weighted                Weighted
                                                          -------     --------                --------
                                                         remaining    average                 average
                                                         ---------    -------                 -------
                            Range of                    contractual   exercise                exercise
                            --------                    -----------   --------                --------
                        exercise prices   Outstanding  life (years)     price   Exercisable     price
                        ---------------   -----------  ------------     -----   -----------     -----
                               $                                          $                       $
                                   6.00       200,000          9.39      6.00      66,667       6.00

                                   7.75        48,000          9.56      7.75      48,000       7.75

                                 10.375        80,000          9.60     10.375     80,000      10.375
                                              -------                             -------

                         6.00 to 10.375       328,000                             194,667
                                              =======                             =======

                        There were remaining options available for issuance under the Plan as of December 31 of 1999 equal to 372,000.